SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-28720

                           NOTIFICATION OF LATE FILING
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
(Check One):      [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR
                  For Period Ended:   March 31, 2001

                  [ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
                  [ ] Transition Report on Form 11-K
                  For the Transition Period Ended:__________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                         Part I. REGISTRANT INFORMATION

         Full name of registrant: Sales Online Direct Inc.

         Former name if applicable:   Securities Resolution Advisors, Inc.

         4 Brussels Street
         Address of principal executive office (Street and number)

         Worcester, Massachusetts  01610
         City, State and Zip Code

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                        Part II. RULE 12b-25 (b) and (c)

                  If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

         [X]      (a)      The  reasons  described  in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The  subject   annual   report,  semi-annual  report,
                           transition report on Form 10-K, 20-F, 11-K or Form N-
                           SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The  accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                               Part III. NARRATIVE

               State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period. (Attached extra sheets if needed.)


     Sales Online Direct, Inc. (the "Registrant") is currently in discussions with the holder of its 8% convertible note regarding the terms of the financing and the penalties associated with that convertible debt. The outcome of these discussions may impact the Registrant's financial statements for the quarter ended March 31, 2001, and therefore the financial statements will not be ready by May 15, 2001, the date on which the Registrant's Form 10-QSB is due to be filed. The Registrant's management is working diligently to conclude such discussion as soon as possible to avoid any further delays in filing of the Form 10-QSB.


                          Part IV. OTHER INFORMATION

               (1) Name and telephone number of person to contact in regard to this notification:

                  Gregory Rotman             791               821-0199
                  (Name)                 (Area Code)       (Telephone Number)



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               (2) Have all other periodic  reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the
answer is no, identify report(s).                        [X] Yes [ ] No

               (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                 [X] Yes [ ] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

SALES ONLINE DIRECT INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2001                    By:/s/ Gregory Rotman
                                         ---------------------------------------
                                         Gregory Rotman
                                         President



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Sales Online Direct Inc
Commission File Number: 0-28720
Form 12b-25 (Notification of Late Filing) Form 10-Q for the quarter ended March 31, 2001


Explanation to Part IV, Item 3

     It is anticipated that there will be significant changes in the Registrant's results of operations for the quarter ended March 31, 2001 from the quarter ended March 31, 2001. As disclosed in the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2000, approximately $1,900,000 of intrinsic value of the beneficial conversion feature of the Registrant's convertible debt will be charged to interest expense for the quarter ended March 31, 2001. Based on this charge to interest expense, unless it is successful in restructuring the financing with the holder of the convertible note, the Registrant anticipates a net loss of approximately $3,200,000, compared to a loss of $1,500,000 for the quarter ended March 31, 2000. The Registrant is in discussions regarding the restructuring of its convertible debt financing and the significant penalties associated with it. Until the terms of such renegotiation are agreed upon, the Registrant is unable to determine at this time the amount of such change to earnings or explanations thereof. If the Registrant is successful in renegotiating the convertible debt, the Registrant anticipates that it will incur a loss of approximately $1,200,000.












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